Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 16 DATED AUGUST 4, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which superseded and replaced all prior supplements to the Prospectus, Supplement No. 10 dated May 27, 2004, Supplement No. 11 dated June 9, 2004, Supplement No. 12 dated June 23, 2004, Supplement No. 13 dated June 29, 2004, Supplement No. 14 dated July 1, 2004 and Supplement No. 15 dated July 23, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a nine-story office building and a four story-office and data center building containing approximately 322,000 rentable square feet in Downers Grove, Illinois; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on November 26, 2003. As of August 3, 2004, we had received aggregate gross offering proceeds of approximately $383.1 million from the sale of approximately 38.3 million shares in our initial public offering. After payment of approximately $7.7 million in acquisition fees, payment of approximately $36.4 million in selling commissions and dealer manager fees and $7.7 million in other organization and offering expenses, as of August 3, 2004, we had raised aggregate net offering proceeds of approximately $331.3 million.

Acquisition of the 3333 Finley Road and 1501 Opus Place Buildings

On August 4, 2004, we purchased a nine-story office building and a four-story office/data center building containing a total of approximately 322,000 rentable square feet (the “3333 Finley Road and 1501 Opus Place Buildings”). The 3333 Finley Road and 1501 Opus Place Buildings are located on an approximate 14.1-acre parcel of land at 3333 Finley Road and 1501 Opus Place in Downers Grove, Illinois. The 3333 Finley Road and 1501 Opus Place Buildings were purchased from M/S Land, LLC and M/S Building, LLC (“Sellers”), which are not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The purchase price of the 3333 Finley Road and 1501 Opus Place Buildings was approximately $73.0 million, plus closing costs. The acquisition was funded with (1) net proceeds raised from this offering, (2) proceeds from our $430 million line of credit with Bank of America, N.A. and (3) the execution of an 18-month, $18.0 million, interest-free note with the Sellers (the “Seller Loan”). The Seller Loan matures February 2006, at which time the entire principal balance is due. We may prepay the Seller Loan at any time without incurring a premium or prepayment penalty.

The 3333 Finley Road and 1501 Opus Place Buildings, which were completed in 1988 and 1999, are entirely leased to Acxiom-May & Speh, Inc. (“Acxiom-May”). Acxiom-May is a wholly owned subsidiary of Acxiom Corporation (“Acxiom”). Acxiom integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom’s innovative solutions are Customer Data Integration technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Acxiom reported a net worth, as of March 31, 2004, of approximately $587.2 million. The current aggregate annualized base rent payable under the Acxiom-May leases, which expire in 2021, is approximately $5.5 million. Acxiom-May has the right, at its option, to extend the initial terms of its leases for three additional five-year periods.

We do not intend to make significant renovations or improvements to the 3333 Finley Road and 1501 Opus Place Buildings in the near term. We believe that the 3333 Finley Road and 1501 Opus Place Buildings are adequately insured.

Indebtedness

Following the acquisition of the 3333 Finley Road and 1501 Opus Place Buildings, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 51%. Following the acquisition, total indebtedness was $331.5 million, which consisted of the $18.0 million Seller Loan, the $51.3 million assumed loan related to the acquisition of the One West Fourth Street Building and borrowings under our $430.0 million credit facility of approximately $262.2 million. Based on the value of our borrowing base properties, we had approximately $39.8 million in remaining capacity under our $430.0 million credit facility.